September 25, 2025

Jennifer Hsu
Chief Financial Officer
Clear Secure, Inc.
85 10th Avenue, 9th Floor
New York, NY 10011

       Re: Clear Secure, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2024
           Response dated September 12, 2025
           File No. 001-40568
Dear Jennifer Hsu:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology